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           Filed by: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II
                          Pursuant to Rule 425 Under the Securities Act of 1933 Subject Companies: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust
                                  Commission File Nos.: 333-62838 and 333-62850


        FLEETWOOD ENTERPRISES ANNOUNCES CONVERSION PRICE ON CONVERTIBLE
               TRUST PREFERRED SECURITIES OFFERED IN ITS EXCHANGE


RIVERSIDE, CALIF., DECEMBER 28, 2001 -- Fleetwood Enterprises, Inc. (NYSE:FLE), the nation's largest manufacturer of recreational vehicles and a leading producer and retailer of manufactured housing, announced today that the conversion price for the securities offered in its currently outstanding exchange offer has been set at $12.56. The price represents a 15 percent premium over the daily volume-weighted average of the Company's Common stock for the five trading days ending December 27, 2001. Fleetwood has offered to exchange up to $37.95 million in aggregate liquidation amount of 9.5% convertible trust preferred securities due February 15, 2013, of Fleetwood Capital Trust II for up to $86.25 million in aggregate liquidation amount of Fleetwood Capital Trust's outstanding 6% convertible trust preferred securities due February 15, 2028.

The exchange offer will expire at 5:00 p.m., New York City time, on January 4, 2002, unless extended by the Company.

The complete terms of the exchange offer are contained in the prospectus and amended exchange offer documents dated December 11, 2001. Please direct any questions to Ed McCarthy of D.F. King & Co. at 1-800-290-6428.

Fleetwood Enterprises has filed a Registration Statement with the Securities and Exchange Commission on Forms S-3 and S-4, and has also filed a Schedule TO. The Registration Statement and the prospectus and exchange offer documents contained in the Registration Statement contain important information about Fleetwood, the exchange offer, and related matters. Security holders and potential investors are urged to read the Registration Statement and the prospectus and exchange offer documents, the Schedule TO and any other relevant documents filed by Fleetwood Enterprises with the SEC. These and any other relevant documents can be accessed for free through the Website maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., attention Ed McCarthy, at 1-800-290-6428.


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